SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Annual General Meeting - 2008

Results of Annual General Meeting held on 15 May 2008

Prudential plc announces that at its Annual General Meeting held earlier today, all resolutions were duly passed and the results of the polls are as follows:

		FOR	AGAINST	WITHHELD
	Ordinary Business

1.	To receive the Directors’ Report and the Financial Statements	1,456,848,803	3,418,059	2,943,044

2.	To approve the Directors’ Remuneration Report	1,366,731,845	43,303,705	53,208,923

3.	To re-elect as a director Mr K B Dadiseth	1,391,435,191	35,743,906	32,088,261

4.	To re-elect as a director Ms K A O’Donovan	1,447,228,337	13,727,414	2,250,894

5.	To re-elect as a director Mr J H Ross	1,450,068,962	6,954,340	2,287,025

6.	To re-elect as a director Lord Turnbull	1,449,924,102	7,116,492	2,268,931

7.	To elect as a director Sir W F W Bischoff	1,389,706,282	37,485,913	32,071,861

8.	To elect as a director Ms A F Godbehere	1,449,943,686	7,067,651	2,277,302

9.	To elect as a director Mr T C Thiam	1,451,509,220	9,462,010	2,265,997

10.	To re-appoint KPMG Audit Plc as auditor	1,449,225,487	3,235,550	10,767,391

11.	To authorise the directors to fix the amount of the auditor’s remuneration	1,445,507,266	2,982,218	10,827,021

12.	To declare a final dividend of 12.3 pence per ordinary share of the Company	1,457,152,519	19,708	2,137,594

	Special Business

13.	Ordinary resolution: Remuneration arrangements for the Chief Executive of M&G	1,379,252,894	43,973,188	36,083,969

14.	Ordinary resolution: renewal of authority to allot ordinary shares	1,440,854,313	16,196,326	2,260,769

15.	Special resolution: renewal of authority for disapplication of pre-emption rights	1,453,945,137	2,967,372	2,368,417

16.	Special resolution: renewal of authority for purchase of own shares	1,455,610,583	1,058,015	2,619,438

17.	Special resolution: amendments to Articles of Association – Companies Act 2006	1,447,824,258	8,761,060	2,692,488

18.	Special resolution: amendments to Articles of Association – directors’ qualification shares	1,430,648,786	24,165,441	4,398,956

Total number of shares in issue = 2,470,133,838

Document regarding Resolutions passed at the AGM on 15 May 2008

Two copies of all resolutions passed as special business at the AGM on 15 May 2008 have, pursuant to Listing Rule 9.6.2, been submitted to the FSA and will shortly be made available via the FSA’s document viewing facility, situated at the Document Disclosure Team, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

(Documents will usually be available for inspection within six business hours of this notice being given).

Name of contact and telephone number for queries

Emma Jacobs, 020 7548 3931

Name and signature of authorised company official responsible for making this notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of Notification

15 May 2008

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary